BAKER & MCKENZIE

貝克・麥堅時律師事務所

[redacted]

08004500

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

August 21, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 18, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
AUG 28 2008
THOMSON REUTERS

Chun-Hui Lin / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on August 18, 2008:

1. Overseas Regulatory Announcement – Announcement on Tariffs Adjustment, released on August 20, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock code: 1071)

Overseas Regulatory Announcement
Announcement on Tariffs Adjustment

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "**Company**") recently received the Notice Regarding Increasing On-grid Electricity Tariffs of Thermal Power Generation Enterprises issued by the National Development and Reform Commission of the PRC (the "**NDRC**") (Fa Gai Dian [2008] No.259) (the "**Notice**") from NDRC, according to which, in order to ease the production and operation difficulties of thermal power generation enterprises and to secure normal power supply and orderly production, the State decides to reasonably increase the on-grid electricity tariffs of thermal power generation enterprises with effect from 20 August 2008. Pursuant to the Notice and these notices regarding electricity tariffs increase issued by local price-administration authorities, the Company hereby announces its adjustments of electricity tariffs, the details of which are as follows:

Unit: RMB/MWh

Region	On-grid tariffs prior to the adjustments	Up-ward adjustments	On-grid tariffs after the adjustments	Note
Shandong	388.20	25.00	413.20	
Sichuan	374.05	15.00	389.05	
Ningxia	259.80	10.00	269.80	
Transmission of Electricity from Anhui to East Area	383.00	25.00	408.00	Anhui Huadian Suzhou Power Generation Company Limited*
Anhui	383.00	15.00	398.00	
Henan	369.20	25.00	394.20	
Zhejiang	586.79	25.00	611.79	
Hebei	368.06	20.00	388.06	
Total	390.66	22.59	413.25	

According to the tariff adjustments set out above, the average on-grid tariffs (inclusive of value-added tax) of the Company increases by RMB22.59/MWh, representing an increase of approximately 5.78% (calculated on the weighted average capacity).

The above adjustments of the on-grid tariffs came into effect from 20 August 2008.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
20 August 2008

* For identification only

END